UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated August 6, 2013, reporting the Company's second quarter and six months results ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 7, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2013 RESULTS

ATHENS, Greece, August 6, 2013 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the second quarter and six months ended June 30, 2013.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Average number of vessels	10.8	13.0	10.4	12.8
Time charter equivalent rate (TCE) (1)	11,866	10,476	12,910	10,930
Net Revenue	11,949,526	13,878,268	24,426,712	27,331,630
EBITDA (1)	6,349,055	6,196,088	12,971,559	8,747,494
Adjusted EBITDA (1)	6,637,339	6,119,016	13,673,923	9,301,454
Net Income / (Loss)	179,354	17,032	899,191	(3,494,070)
Adjusted Net Income / (Loss) (1)	467,638	(60,040)	1,601,555	(2,940,110)
Earnings / (Loss) per common share basic and diluted (2)	0.03	0.00	0.15	(0.31)
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.08	(0.01)	0.26	(0.26)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(2)	All per-share figures in this table and in our financial results reported below have been adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce our results for the quarter and six months ended June 30, 2013. For the second quarter of 2013, the Company's net results were once again positive, compared to the net loss of $3.5 million that we reported in the first quarter of 2013. Our EBITDA for the quarter was $6.2 million, while on average we operated 13.0 vessels with a utilization rate, after excluding scheduled dry-dockings, of 100%."

Mr. Bodouroglou continued, "As per our financing update, we successfully secured the financing of our outstanding newbuilding program by signing, subject to certain contingencies and conditions, a new credit facility of up to $69.0 million with China Development Bank to partially finance our two 4,800 TEU containerships currently under construction, and by amending our syndicated secured loan facility led by Nordea in order to remove any restrictions from drawing down the loan."

Mr. Bodouroglou concluded, "Although the drybulk shipping market continues to be challenging, sentiment has already started to improve. We believe we have positioned the Company to take advantage of any upside opportunities that may arise in the forthcoming future."

Second Quarter 2013 Financial Results
Gross charter revenue for the second quarter of 2013 was $14.7 million, compared to $12.7 million for the second quarter of 2012. The Company reported a net income of $17,032, or less than $0.01 per basic and diluted share, for the second quarter of 2013, calculated based on 11,041,107 and 11,133,500 weighted average number of basic and diluted shares outstanding for the period, respectively, and reflecting the impact of the non-cash items discussed below. For the second quarter of 2012, the Company reported net income of $0.2 million, or $0.03 per basic and diluted share, calculated based on 5,920,832 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, the adjusted net loss for the second quarter of 2013 was $0.1 million, or $0.01 per basic and diluted share, compared to adjusted net income of $0.5 million, or $0.08 per basic and diluted share, for the second quarter of 2012.

EBITDA for the second quarter of 2013 was $6.2 million, compared to $6.3 million for the second quarter of 2012. EBITDA for the second quarter of 2013 was calculated by adding the net income of $17,032 to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.2 million. Adjusted EBITDA, excluding all non-cash items described below, was $6.1 million for the second quarter of 2013, compared to $6.6 million for the second quarter of 2012.

The Company operated an average of 13.0 vessels during the second quarter of 2013, earning an average TCE rate of $10,476 per day, compared to an average of 10.8 vessels during the second quarter of 2012, earning an average TCE rate of $11,866 per day.

Total adjusted operating expenses for the second quarter of 2013 equaled $9.3 million, or approximately $7,900 per vessel per day, which include vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and exclude share-based compensation for the period of $0.2 million. For the second quarter of 2012, total adjusted operating expenses were $6.7 million, or approximately $6,858 per vessel per day, which include the items mentioned above, and exclude share-based compensation of $0.8 million.

As of June 30, 2013, the Company owned approximately 13.8% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the second quarter of 2013, the Company recorded income of $0.4 million, representing its share of Box Ships' net income for the period, compared to $0.4 million for the second quarter of 2012. In the second quarter of 2013, we received a cash amount of $0.4 million, representing dividend distributions from Box Ships, compared to $1.0 million received in the second quarter of 2012.

On March 28, 2013, the Seoul Central District Court approved an amended Korea Line Corporation ("KLC") rehabilitation plan, under which nine-tenths of the remaining cash payments due to the Company under the agreement will be paid in shares of KLC rather than in cash. In addition, a 15-for-1 reverse stock split over the outstanding shares of KLC was approved. On May 9, 2013, the 15-for-1 reverse stock split was effectuated and accordingly, the number of KLC shares held by the Company was adjusted from 111,201 to 7,413. In addition, pursuant to the amended KLC rehabilitation plan, on May 9, 2013, 58,483 additional shares of KLC were issued to the Company, which will be secured at the Korean Security Depository until November 10, 2013, increasing the total number of KLC shares held by the Company to 65,896 on a reverse stock split adjusted basis. For the three months ended June 30, 2013, the Company recorded a gain from marketable securities of $3.1 million, representing the fair value of the 58,483 additional KLC shares, based on the closing price of KLC shares as of May 9, 2013, the date of issuance.

Second Quarter 2013 Non-cash Items
The Company's results for the three months ended June 30, 2013 included the following non-cash items:

▪	An unrealized gain on interest rate swaps of $0.3 million, or $0.03 per basic and diluted share.
▪
Non-cash expenses of $0.2 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items increased the Company's earnings by $0.1 million, which represents a $0.01 increase in earnings per basic and diluted share, for the three months ended June 30, 2013.

Six months ended June 30, 2013 Financial Results
Gross charter revenue for the six months ended June 30, 2013 was $28.9 million, compared to $25.9 million for the six months ended June 30, 2012. The Company reported a net loss of $3.5 million, or $0.31 per basic and diluted share, for the six months ended June 30, 2013, calculated based on 11,016,733 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2012, the Company reported net income of $0.9 million, or $0.15 per basic and diluted share, calculated based on 5,913,195 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, the adjusted net loss for the six months ended June 30, 2013 was $2.9 million, or $0.26 per basic and diluted share, compared to adjusted net income of $1.6 million, or $0.26 per basic and diluted share, for the six months ended June 30, 2012.

EBITDA for the six months ended June 30, 2013 was $8.7 million, compared to $13.0 million for the six months ended June 30, 2012. EBITDA for the six months ended June 30, 2013 was calculated by adding the net loss of $3.5 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $12.2 million. Adjusted EBITDA, excluding all non-cash items described below, was $9.3 million for the six months ended June 30, 2013, compared to $13.7 million for the six months ended June 30, 2012.

The Company operated an average of 12.8 vessels during the six months ended June 30, 2013, earning an average TCE rate of $10,930 per day, compared to an average of 10.4 vessels during the six months ended June 30, 2012, earning an average TCE rate of $12,910 per day.

Total adjusted operating expenses for the six months ended June 30, 2013 equaled $19.5 million, or approximately $8,399 per vessel per day, which include vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and exclude share-based compensation for the period of $0.7 million. For the six months ended June 30, 2012, total adjusted operating expenses were $13.4 million, or approximately $7,070 per vessel per day, which include the items mentioned above, and exclude share-based compensation of $1.6 million.

For the six months ended June 30, 2013, the Company recorded income of $1.0 million, representing its share of Box Ships' net income for the period, compared to $1.4 million for the six months ended June 30, 2012. In the six months ended June 30, 2013, we received a cash amount of $1.2 million, representing dividend distributions from Box Ships, compared to $2.1 million received in the six months ended June 30, 2012.

In the six months ended June 30, 2013, the Company recorded a non-cash loss of $0.4 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,000,000 of Box Ships' common shares, which was completed on March 18, 2013.

Pursuant to the amended KLC rehabilitation plan, in the six months ended June 30, 2013, the Company recorded a gain from marketable securities of $3.1 million, representing the fair value of the 58,483 additional KLC shares issued to the Company, based on the closing price of KLC shares as of May 9, 2013, the date of issuance as discussed above.

Six months ended June 30, 2013 Non-cash Items
The Company's results for the six months ended June 30, 2013 included the following non-cash items:

▪	Loss on investment in affiliate of $0.4 million, or $0.04 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.5 million, or $0.05 per basic and diluted share.
▪
Non-cash expenses of $0.7 million, or $0.06 per basic and diluted share, relating to share based compensation to the management company amounting to $0.3 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.4 million.

In the aggregate, these non-cash items decreased the Company's earnings by $0.6 million, which represents a $0.05 decrease in earnings per basic and diluted share, for the six months ended June 30, 2013.

Cash Flows
For the six months ended June 30, 2013, the Company generated net cash from operating activities of $1.9 million, compared to $7.4 million for the six months ended June 30, 2012. For the six months ended June 30, 2013, net cash used in investing activities was $41,292 and net cash used in financing activities was $7.9 million. For the six months ended June 30, 2012, net cash used in investing activities was $22.0 million and net cash from financing activities was $7.7 million.

Time Charter Coverage Update
Pursuant to our chartering strategy, for as long as time charter rates remain weak we will continue to employ our vessels on short-term time charters or voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any strengthening of the spot market when the charter market recovers.

In July 2013, we agreed with Morgan Stanley Capital Group Inc., the charterer of the M/V Coral Seas and the M/V Deep Seas, on the early termination of the respective time charter agreements for a total cash compensation of $2.3 million. Under the terms of the original time charter agreements, the vessels were expected to be redelivered to the Company in December 2013 and July 2014, respectively. Based on the early termination agreement, both vessels will be redelivered to the Company by the end of August 2013. The total cash compensation of $2.3 million, which was paid in July 2013, was agreed based on the difference between the vessels' gross time charter rates under the respective time charter agreements, and the existing equivalent market time charter rates and therefore, the Company was paid in full for the difference between the two rates. Thus, assuming that charter rates do not deteriorate any further, the early termination agreement was on favorable terms for the Company, as it allows us to take advantage of any strengthening of the market that may occur over the next several months to one year.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, we have secured employment for 37% and 4% of our fleet capacity for the remainder of 2013 and full year 2014, respectively.

Financing Update
On May 17, 2013, we signed an agreement with China Development Bank ("CDB") for a $69.0 million credit facility to partially finance our two 4,800 TEU containerships currently under construction, that are expected to be delivered in the third quarter of 2014. The drawdown of the facility is subject to certain customary and non-customary conditions, including obtaining shareholder approval by a guarantor. We cannot assure you that we or the guarantor will be able to satisfy such conditions or that we will be able to draw amounts under the facility. The CDB credit facility, which is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions precedent as discussed above, will be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels' market value at delivery. The facility matures ten years after the drawdown date. In relation to the option we have granted to Box Ships Inc. (NYSE: TEU) to acquire the two 4,800 TEU containerships, the facility can be freely transferred to Box Ships Inc. in the event such option is declared.

In addition, on June 18, 2013, we signed an amendment agreement with the syndicate led by Nordea Bank Finland Plc ("Nordea"), in relation to our secured loan facility dated May 5, 2011. Based on the amendment agreement, the condition precedent under which the drawdown of the outstanding portion of the loan was subject to the prepayment of the Company's outstanding loan to Box Ships Inc. was removed.

Loan Agreement with Box Ships (May 27, 2011)
Pursuant to the loan agreement with Box Ships, as amended on March 11, 2013, on July 19, 2013, Box Ships proceeded with a quarterly principal installment payment of $1.0 million. In addition, on August 5, 2013, Box Ships prepaid an amount of $5.0 million and reduced the outstanding balance of the respective loan to $6.0 million.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its second quarter and six months ended June 30, 2013 results on August 7, 2013 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 105684.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt. In addition, the Company's current newbuilding program consists of one Handysize drybulk carrier that is scheduled to be delivered in the fourth quarter of 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300
- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of August 6, 2013.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Total Handysize	3	111,700
Grand Total	13	816,472

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	1	37,200

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of August 6, 2013.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q3 2014
Hull no. 657 (1)	4,800	56,500	Q3 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013
FLEET DATA
Average number of vessels (1)	10.8	13.0
Calendar days for fleet (2)	981	1,183
Available days for fleet (3)	981	1,135
Operating days for fleet (4)	974	1,135
Fleet utilization (5)	99.3%	100.0%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	11,866	10,476
Vessel operating expenses (7)	4,604	4,661
Dry-docking expenses (8)	-	1,037
Management fees - related party adjusted (9)	998	1,004
General and administrative expenses adjusted (10)	1,256	1,198
Total vessel operating expenses adjusted (11)	6,858	7,900

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
FLEET DATA
Average number of vessels (1)	10.4	12.8
Calendar days for fleet (2)	1,891	2,325
Available days for fleet (3)	1,891	2,260
Operating days for fleet (4)	1,882	2,258
Fleet utilization (5)	99.5%	99.9%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	12,910	10,930
Vessel operating expenses (7)	4,667	4,557
Dry-docking expenses (8)	-	730
Management fees - related party adjusted (9)	1,016	1,010
General and administrative expenses adjusted (10)	1,387	2,102
Total vessel operating expenses adjusted (11)	7,070	8,399

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013
Charter Revenue	12,662,352	14,683,907
Commissions	(712,826)	(805,639)
Voyage Expenses, net	(391,989)	(1,988,136)
Net Revenue, net of voyage expenses	11,557,537	11,890,132
Total operating days	974	1,135
Time Charter Equivalent	11,866	10,476

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Charter Revenue	25,856,283	28,909,224
Commissions	(1,429,571)	(1,577,594)
Voyage Expenses, net	(129,941)	(2,652,799)
Net Revenue, net of voyage expenses	24,296,771	24,678,831
Total operating days	1,882	2,258
Time Charter Equivalent	12,910	10,930

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Cash and Cash Equivalents, beginning of period	14,563,517	17,676,885
Cash generated from / (used in):
Operating Activities	7,386,684	1,947,671
Investing Activities	(21,974,810)	(41,292)
Financing Activities	7,708,147	(7,886,606)
Net decrease in Cash and Cash Equivalents	(6,879,979)	(5,980,227)
Cash and Cash Equivalents, end of period	7,683,538	11,696,658

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013
Net Income	179,354	17,032
Plus Net interest expense, including interest expense from interest rate swaps	2,113,949	1,928,089
Plus Depreciation	4,055,752	4,250,967
EBITDA	6,349,055	6,196,088
Adjusted EBITDA Reconciliation
Net Income	179,354	17,032
Unrealized gain on interest rate swaps	(509,701)	(271,217)
Non-cash expenses from the amortization of share based compensation cost recognized	797,985	194,145
Adjusted Net Income / (Loss)	467,638	(60,040)
Plus Net interest expense, including interest expense from swaps	2,113,949	1,928,089
Plus Depreciation	4,055,752	4,250,967
Adjusted EBITDA	6,637,339	6,119,016

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Net Income / (Loss)	899,191	(3,494,070)
Plus Net interest expense, including interest expense from interest rate swaps	4,129,751	3,856,259
Plus Depreciation	7,942,617	8,385,305
EBITDA	12,971,559	8,747,494
Adjusted EBITDA Reconciliation
Net Income / (Loss)	899,191	(3,494,070)
Loss on investment in affiliate	-	390,821
Unrealized gain on interest rate swaps	(891,635)	(508,816)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,593,999	671,955
Adjusted Net Income / (Loss)	1,601,555	(2,940,110)
Plus Net interest expense, including interest expense from swaps	4,129,751	3,856,259
Plus Depreciation	7,942,617	8,385,305
Adjusted EBITDA	13,673,923	9,301,454

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Quarter Ended June 30, 2012	Quarter Ended June 30, 2013
Net Income	179,354	17,032
Net Income attributable to non-vested share awards	5,252	422
Net Income available to common shareholders	174,102	16,610
Weighted average number of common shares basic (2)	5,920,832	11,041,107
Weighted average number of common shares diluted (2)	5,920,832	11,133,500
Earnings per common share basic and diluted (2)	0.03	0.00
Reconciliation of Net Income to Adjusted Net Income / (Loss)
Net Income	179,354	17,032
Unrealized gain on interest rate swaps	(509,701)	(271,217)
Non-cash expenses from the amortization of share based compensation cost recognized	797,985	194,145
Adjusted Net Income / (Loss) (1)	467,638	(60,040)
Adjusted Net Income / (Loss) attributable to non-vested share awards	13,694	(1,487)
Adjusted Net Income / (Loss) available to common shareholders	453,944	(58,553)
Weighted average number of common shares basic (2)	5,920,832	11,041,107
Weighted average number of common shares diluted (2)	5,920,832	11,133,500
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.08	(0.01)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

 Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Six Months Ended June 30, 2012	Six Months Ended June 30, 2013
Net Income / (Loss)	899,191	(3,494,070)
Net Income / (Loss) attributable to non-vested share awards	27,295	(66,236)
Net Income / (Loss) available to common shareholders	871,896	(3,427,834)
Weighted average number of common shares basic and diluted (2)	5,913,195	11,016,733
Earnings / (Loss) per common share basic and diluted (2)	0.15	(0.31)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Income / (Loss)	899,191	(3,494,070)
Loss on investment in affiliate	-	390,821
Unrealized gain on interest rate swaps	(891,635)	(508,816)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	1,593,999	671,955
Adjusted Net Income / (Loss) (1)	1,601,555	(2,940,110)
Adjusted Net Income / (Loss) attributable to non-vested share awards	48,615	(55,735)
Adjusted Net Income / (Loss) available to common shareholders	1,552,940	(2,884,375)
Weighted average number of common shares basic and diluted (2)	5,913,195	11,016,733
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.26	(0.26)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2012 and June 30, 2013
(Expressed in United States Dollars)
	December 31, 2012	June 30, 2013
Assets

Cash and restricted cash (current and non-current)	27,686,885	21,706,658
Vessels, net	298,376,440	314,649,549
Advances for vessel acquisitions and vessels under construction	49,592,684	27,249,315
Other fixed assets, net	497,619	446,069
Investment in equity affiliate	19,987,743	19,513,583
Loan to affiliate	14,000,000	12,000,000
Other assets	9,833,531	15,068,397

Total Assets	419,974,902	410,633,571

Liabilities and Shareholders' Equity

Total debt	195,542,176	188,328,551
Total other liabilities	8,912,213	8,976,017
Total shareholders' equity	215,520,513	213,329,003

Total Liabilities and Shareholders' Equity	419,974,902	410,633,571

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income
For the three months ended June 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Three Months Ended	Three Months Ended
	June 30, 2012	June 30, 2013
Revenue
Charter revenue	12,662,352	14,683,907
Commissions	(712,826)	(805,639)
Net Revenue	11,949,526	13,878,268
Expenses / (Income)
Voyage expenses, net	391,989	1,988,136
Vessels operating expenses	4,516,670	5,514,259
Dry-docking expenses	-	1,227,093
Management fees - related party	979,002	1,187,429
Depreciation	4,055,752	4,250,967
General and administrative expenses	2,029,736	1,611,452
Bad debt provisions	-	(17,166)
Gain from marketable securities, net	(1,394,665)	(3,113,306)
Operating Income	1,371,042	1,229,404
Other Income / (Expenses)
Interest and finance costs	(1,605,428)	(1,859,602)
(Loss) / gain on derivatives, net	(181,696)	35,133
Interest income	182,876	167,597
Equity in net income of affiliate	375,170	410,183
Foreign currency gain	37,390	34,317
Total Other Expenses, net	(1,191,688)	(1,212,372)
Net Income	179,354	17,032

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	(359,873)	400,790
Transfer of realized loss on cash flow hedges to earnings	36,118	78,087
Equity in other comprehensive income of affiliate	-	91,270
Unrealized loss on change in fair value of marketable securities	(707,304)	(134,044)
Total Other Comprehensive (Loss) / Income	(1,031,059)	436,103

Comprehensive (Loss) / Income	(851,705)	453,135

Earnings per Class A common share, basic and diluted (1)	$0.03	$0.00
Weighted average number of Class A common shares, basic (1)	5,920,832	11,041,107
Weighted average number of Class A common shares, diluted (1)	5,920,832	11,133,500

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the six months ended June 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2013
Revenue
Charter revenue	25,856,283	28,909,224
Commissions	(1,429,571)	(1,577,594)
Net Revenue	24,426,712	27,331,630
Expenses / (Income)
Voyage expenses, net	129,941	2,652,799
Vessels operating expenses	8,824,891	10,594,953
Dry-docking expenses	-	1,698,217
Management fees - related party	1,922,177	2,683,090
Depreciation	7,942,617	8,385,305
General and administrative expenses	4,215,789	5,222,488
Gain from marketable securities, net	(1,394,665)	(3,113,306)
Operating Income / (Loss)	2,785,962	(791,916)
Other Income / (Expenses)
Interest and finance costs	(3,133,987)	(3,761,112)
(Loss) / gain on derivatives, net	(481,590)	20,126
Interest income	377,461	393,543
Equity in net income of affiliate	1,356,501	978,702
Loss on investment in affiliate	-	(390,821)
Foreign currency (loss) / gain	(5,156)	57,408
Total Other Expenses, net	(1,886,771)	(2,702,154)
Net Income / (Loss)	899,191	(3,494,070)

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	(440,917)	403,710
Transfer of realized loss on cash flow hedges to earnings	36,118	154,637
Equity in other comprehensive income of affiliate	-	106,709
Unrealized loss on change in fair value of marketable securities	(707,304)	(10,922)
Total Other Comprehensive (Loss) / Income	(1,112,103)	654,134

Comprehensive Loss	(212,912)	(2,839,936)

Earnings / (Loss) per Class A common share, basic and diluted (1)	$0.15	$(0.31)
Weighted average number of Class A common shares, basic and diluted (1)	5,913,195	11,016,733

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.